EX99.1 Independent Auditor’s Report (Separate Financial Statements) of Shinhan Financial Group as of December 31, 2023

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Financial Group Co., Ltd. (“the Company”), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023, and its separate financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“KIFRS”).

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2023 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 4, 2024 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

We have determined that there are no key audit matters to communicate in our report.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Company for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs, and their report thereon, dated March 6, 2023, expressed an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Assets
Cash and due from banks at amortized cost	5, 6, 8, 33	~~W~~	22	2,187
Financial assets at fair value through profit or loss	5, 7, 33		1,985,760	1,778,475
Loans at amortized cost	5, 8, 33		4,051,004	4,009,467
Property and equipment	9, 11, 33		7,586	5,820
Intangible assets	10, 33		7,745	5,591
Investments in subsidiaries	12, 31		30,723,087	30,730,364
Net defined benefit assets	16		7,077	1,746
Deferred tax assets	29		-	18,311
Other assets	5, 8, 13, 33		507,274	904,353
Total assets		~~W~~	37,289,555	37,456,314

Liabilities
Borrowings	5, 14		223,722	20,000
Debt securities issued	5, 15, 33		10,389,276	9,815,457
Deferred tax liabilities	29		9,589	-
Other liabilities	5, 17, 33		567,827	944,308
Total liabilities			11,190,414	10,779,765

Equity	18
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,001,731	4,196,968
Capital surplus			11,350,744	11,350,819
Capital adjustments			(148,464)	(46,114)
Accumulated other comprehensive loss			(6,642)	(5,210)
Retained earnings			7,932,131	8,210,445
Total equity			26,099,141	26,676,549
Total liabilities and equity		~~W~~	37,289,555	37,456,314

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share data)	Note		2023	2022

Interest income	28, 33
Financial assets at amortized cost		~~W~~	93,504	87,451
Interest expense	33		(286,642)	(222,413)
Net interest expense	20		(193,138)	(134,962)

Fees and commission income	28, 33		69,517	70,141
Fees and commission expense	33		(439)	(548)
Net fees and commission income	21		69,078	69,593

Dividend income	22, 28, 33		1,785,967	1,470,893
Net gain (loss) on financial assets at fair value through profit or loss	24, 28		151,698	(102,228)
Net foreign currency transaction gain	28		27,525	46,983
Reversal of credit loss allowance	8, 23, 28, 33		1,363	2,082
General and administrative expenses	25, 33		(135,853)	(134,923)

Operating income			1,706,640	1,217,438

Non-operating income (expense)	27		(7,223)	3,478

Profit before income taxes			1,699,417	1,220,916

Income tax expense (benefit)	29		28,406	(28,335)
Profit for the year			1,671,011	1,249,251
			(1,432)	2,043
Other comprehensive income (loss) for the year, net of income tax	16, 18
Items that will not be reclassified subsequently to profit or loss: Re-measurements of the defined benefit asset			(1,432)	2,043

Total comprehensive income for the year		~~W~~	1,669,579	1,251,294

Basic and diluted earnings per share in Korean won	30	~~W~~	2,853	2,060

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,249,251	1,249,251
Other comprehensive income		-	-	-	-	2,043	-	2,043
		-	-	-	-	2,043	1,249,251	1,251,294
Transactions with owners:
Dividends		-	-	-	-	-	(747,705)	(747,705)
Interim dividends		-	-	-	-	-	(637,598)	(637,598)
Dividend to hybrid bonds		-	-	-	-	-	(156,277)	(156,277)
Repayments to hybrid bonds		-	(134,683)	-	(317)	-	-	(135,000)
Issuance of hybrid bonds		-	997,120	-	-	-	-	997,120
Acquisition of treasury stock		-	-	-	(300,600)	-	-	(300,600)
Retirement of treasury stock		-	-	-	300,600	-	(300,661)	(61)
		-	862,437	-	(317)	-	(1,842,241)	(980,121)
Balance at December 31, 2022	~~W~~	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,671,011	1,671,011
Other comprehensive income		-	-	-	-	(1,432)	-	(1,432)
		-	-	-	-	(1,432)	1,671,011	1,669,579
Transactions with owners:
Dividends		-	-	-	-	-	(455,215)	(455,215)
Interim dividends		-	-	-	-	-	(817,122)	(817,122)
Dividend to hybrid bonds		-	-	-	-	-	(189,672)	(189,672)
Repayments to hybrid bonds		-	(1,092,883)	-	(102,667)	-	-	(1,195,550)
Replacement of retained earnings from hybrid bond repayment losses		-	-	-	317	-	(317)	-
Issuance of hybrid bonds		-	897,646	-	-	-	-	897,646
Acquisition of treasury stock		-	-	-	(486,919)	-	-	(486,919)
Retirement of treasury stock		-	-	-	486,919	-	(486,999)	(80)
Conversion of convertible preferred stock into common stock		-	-	(75)	-	-	-	(75)
		-	(195,237)	(75)	(102,350)	-	(1,949,325)	(2,246,987)
Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(6,642)	7,932,131	26,099,141

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Cash flows from operating activities
Profit for the period		~~W~~	1,671,011	1,249,251
Adjustments for:
Interest income	20		(93,504)	(87,451)
Interest expense	20		286,642	222,413
Dividend income	22		(1,785,967)	(1,470,893)
Corporate tax expense	29		28,406	(28,335)
Net profit or loss on financial instruments at fair value through profit or loss	24		(99,802)	124,937
Reversal of credit loss allowance			(1,363)	(2,082)
Employee costs			7,012	5,636
Depreciation and amortization	25		4,066	3,226
Net foreign currency translation gain			(6,090)	(36,802)
Non-operating expense (income)			7,269	(4,832)
			(1,653,331)	(1,274,183)
Changes in assets and liabilities:
Due from banks			-	41,000
Financial instruments at fair value through profit or loss			196,722	122,223
Other assets			(522)	(460)
Net defined benefit assets			(5,508)	(2,839)
Other liabilities			(3,074)	3,255
			187,618	163,179

Interest received			88,680	85,308
Interest paid			(261,617)	(212,555)
Dividend received			1,783,758	1,470,400
Income tax paid			(640)	(3,487)
Net cash provided by operating activities			1,815,479	1,477,913

Cash flows from investing activities
Acquisition of financial instruments at fair value through profit or loss			(300,000)	(400,000)
Lending of loans at amortized cost			(411,277)	(500,000)
Collection of loans at amortized cost			400,000	568,000
Acquisition of property and equipment			(2,770)	(3,360)
Acquisition of intangible assets			(1,489)	(144)
Increase in other assets			(525)	(1,229)
Decrease in other assets			1,202	990
Acquisition of investment in subsidiary			11	(374,126)
Disposal of investments in subsidiaries			-	20,354
Net cash used in investing activities		~~W~~	(314,848)	(689,515)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Cash flows from financing activities
Issuance of hybrid bonds			897,646	997,120
Repayments of hybrid bonds			(1,195,550)	(135,000)
Issuance of debt securities			2,253,173	2,206,672
Repayments of debt securities			(1,709,626)	(2,036,000)
Increase in borrowings			371,713	20,000
Decrease in borrowings			(170,000)	-
Convertible preferred stock conversion cost			(75)	-
Dividends paid			(1,461,371)	(1,540,871)
Acquisition of treasury stock			(486,919)	(300,600)
Payment for disposal of treasury stock			(81)	(60)
Repayments of lease liabilities			(1,708)	(1,431)
Net cash outflow from financing activities			(1,502,798)	(790,170)

Effect on the exchange rate changes of cash equivalents in foreign currency			-	(3)

Net decrease in cash and cash equivalents			(2,167)	(1,775)

Cash and cash equivalents at the beginning of year	32		2,186	3,961
Cash and cash equivalents at the end of year	32	~~W~~	19	2,186

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’ in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.


Financial instruments at fair value through profit or loss are measured at fair value

Liabilities for cash-settled share-based payment arrangements are measured at fair value

Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2. Basis of preparation (continued)

(e) Changes in accounting policy

Except for the following new standard, which has been applied from January 1, 2023, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' – Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements'– Disclosure of profit or loss on assessment of financial liability with exercise price adjusting term

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 ‘Income Taxes’- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the separate financial statements.

v) Global minimum corporate tax

Under the Global Minimum Corporate Tax Act, effective from 2024, the Company may be required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each unit of jurisdiction in which each constituent company belongs. The Company believes that it will be subject to the Global Minimum Corporate Tax Act, but it does not affect current income tax costs as of the end of the reporting period because Korea's global minimum tax-related tax law will take effect on January 1, 2024. The Company also applies the temporary exception to deferred tax in K-IFRS No. 1012, which does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax.

(f) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 8, 2024, which will be submitted for approval to shareholders’ meeting on March 26, 2024.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies

The material accounting policies applied by the Company in preparation of its separate financial statements are included below. The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2022, except for the following amendments that have been applied for the first time since January 1, 2023 and as described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No.1027. The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are used by the Company in management of its short-term commitments.

(c) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized at the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once designated, it cannot be modified.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL. The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(c) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

② Financial asset at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the separate statement of comprehensive income, respectively.

③ Financial asset at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(d) Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives that do not qualify for hedging accounting are classified as held for trading derivatives and gains or losses resulting from fair value change of derivative instruments are accounted for as described below.

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(e) Expected credit losses of financial assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, the Company calculates the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, the Company calculates expected cash flows for individually significant financial assets.

For non-individually significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets are not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at fair value through other comprehensive income, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(f) Property and equipment

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(i) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL are measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(j) Paid-in capital

i) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(k) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2023, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(l) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(m) Recognition of revenues and expenses

The Company recognizes revenue by applying the following five-step revenue recognition model:

① Identify the contract → ② Identify performance obligations → ③ Determine the transaction price → ④ Allocate the transaction price to the performance obligations → ⑤ Recognize revenue once performance obligations are satisfied

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned after provision of services

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company applies the consolidated corporate tax system, in which the Company, i.e. a consolidate parent corporation, and its wholly owned subsidiaries (hereinafter referred to as the "consolidated subsidiary corporation”) file a corporate tax return and pay corporate tax as a single unit that calculates the amount of tax based on a single base. The Company evaluates the probability of realizing temporary differences by considering the future taxable profit of each entity and the consolidated group and recognizes changes in deferred tax assets (liabilities), except those recognized directly in equity, in profit or loss as income tax expense (benefit). In addition, given the Company, as the consolidated parent corporation, files a corporate tax return and pays corporate tax, it recognizes total consolidated income taxes payables and income tax allocated to each subsidiary as liabilities and receivables from subsidiaries, respectively, within its stand-alone financial statements.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Because of the tax polices taken by the Company, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Company paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(o) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning on or after January 1, 2023, and have not been early adopted by the Company.

(i) Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’ - Classification of Liabilities as Current or Non-current and Borrowing Covenants for Non-current Liabilities

These amendments, issued in 2020 and 2022, clarify the requirements for the classification of liabilities as current or non-current and require disclosure of information about non-current liabilities that have future borrowing covenants with which they must comply. These amendments are scheduled to take effect from the first fiscal year beginning after January 1, 2024, and the Company does not expect these amendments to have a significant impact on the financial statements.

(ii) K-IFRS No. 1007 ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ Supplier Finance Agreement

These amendments require disclosure of notes on supplier finance arrangements to help users of financial statements understand the impact of supplier finance arrangements on the entity’s debt, cash flow and degree of exposure to liquidity risk. These amendments will be applied from fiscal years beginning on or after January 1, 2024, and the Company does not expect this amendment to have a significant impact on the financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(o) New standards and amendments not yet adopted by the Company (continued)

(iii) The following new and amended standards are not expected to have a significant impact on the Company.

- Lease liabilities arising from sale and leaseback transactions (K-IFRS No. 1116 ‘Lease’)

- Crypto assets disclosure (K-IFRS No. 1001 ‘Financial Statements Presentation’)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

4. Significant estimates and judgments

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Company has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowance for credit losses

The Company determines and recognizes allowances for losses on loans and other receivables measured at amortized cost. The accuracy of allowances and provisions for credit losses is determined by the assumptions used for collectively assessed allowances and provisions for groups of loans.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) manage various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management principles

The Group's risk management principles are as follows.

- All sales activities should be carried out in consideration of the balance between risk and profit within the preset risk propensity.

- The parent company presents group risk management best practices, supervises compliance, and has responsibility and authority for monitoring at the group level.

- Operate a risk-related decision-making system that enhances management involvement.

- Organize and operate a risk management organization independent of the sales department.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for proactive and practical risk management functions.

- Share a careful view of the possibility of worsening the situation even in normal times.

ii) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the Board of Directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii-1) Group Risk Management Committee

Establish a risk management system for the parent company and each subsidiary, and comprehensively manage group risk, including the establishment and approval of the group's risk policies and limits. The committee consists of directors of the parent company.

The Committee's resolutions are as follows.

- Establish a basic risk management policy consistent with the management strategy.

- Determination of the level of risk that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss allowance limit

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning risk management organizational structure and division of duties.

- Matters concerning the operation of the risk management system.

- Matters concerning the establishment of various limits and approval of excess limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(a) Overview (continued)

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

iii) Risk management framework

iii-1) Risk Capital Management

Risk capital refers to capital required to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of its risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system control risk to an appropriate level.

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products and new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. This information includes the default experience data we have and the analysis results of internal credit rating experts.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contractual terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate (YoY %)	Negative
Private consumption growth rate (YoY %)	Negative
Facility investment growth rate (YoY %)	Negative
Consumer price index growth rate (%)	Positive
Balance on current account	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data and the statistical techniques developed internally and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2023 and 2022 are as follows:

			December 31, 2023	December 31, 2022
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	22	2,187
	Corporations		4,051,004	4,009,467
			4,051,026	4,011,654
Financial assets at fair value through profit or loss			735,155	932,091
Other financial assets at amortized cost (*1)(*2)			507,171	902,881
		~~W~~	5,293,352	5,846,626

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of December 31, 2023 and 2022 is as follows:

		December 31, 2023
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	22	-	22	-	22
Corporations		4,052,900	-	4,052,900	(1,896)	4,051,004
		4,052,922	-	4,052,922	(1,896)	4,051,026
Other financial assets at amortized cost		507,356	-	507,356	(185)	507,171
	~~W~~	4,560,278	-	4,560,278	(2,081)	4,558,197

		December 31, 2022
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	2,189	-	2,189	(2)	2,187
Corporations		4,012,304	-	4,012,304	(2,837)	4,009,467
		4,014,493	-	4,014,493	(2,839)	4,011,654
Other financial assets at amortized cost		903,486	-	903,486	(605)	902,881
	~~W~~	4,917,979	-	4,917,979	(3,444)	4,914,535

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2023 and 2022 is classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk

Market risk refers to the risk of loss that may occur due to changes in market price such as interest rates, equity prices, and foreign exchange rates, etc.

i) Interest rate risk

Interest rate risk refers to the risk of loss that changes in market interest rates can result in changes in net interest income (NII) or net asset value (NPV).

Interest rate gap analysis is a method of measuring the sensitivity of net interest income from interest rate fluctuations by preparing interest rate gap tables that allocate interest income asset, liability, and non-external transaction item positions to maturity based on the agreed cash flow and interest rate revision date.

The results of interest rate gap analysis as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Due from banks		19	-	-	-	-	-	19
Loans at amortized cost	~~W~~	-	115,000	280,000	210,000	3,449,200	-	4,054,200
		19	115,000	280,000	210,000	3,449,200	-	4,054,219
Interest-bearing liabilities:
Borrowings		-	65,000	160,000	-	-	-	225,000
Debt securities issued		190,000	50,000	640,000	890,000	7,499,400	1,134,700	10,404,100
		190,000	115,000	800,000	890,000	7,499,400	1,134,700	10,629,100

Sensitivity gap	~~W~~	(189,981)	-	(520,000)	(680,000)	(4,050,200)	(1,134,700)	(6,574,881)
Cumulative gap		(189,981)	(189,981)	(709,981)	(1,389,981)	(5,440,181)	(6,574,881)

		December 31, 2022
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Due from banks		2,186	-	-	-	-	-	2,186
Loans at amortized cost	~~W~~	-	160,000	-	150,000	3,702,304	-	4,012,304
		2,186	160,000	-	150,000	3,702,304	-	4,014,490
Interest-bearing liabilities:
Borrowings		-	20,000	-	-	-	-	20,000
Debt securities issued		90,000	370,000	470,000	740,000	6,623,650	1,533,650	9,827,300
		90,000	390,000	470,000	740,000	6,623,650	1,533,650	9,847,300

Sensitivity gap	~~W~~	(87,814)	(230,000)	(470,000)	(590,000)	(2,921,346)	(1,533,650)	(5,832,810)
Cumulative gap		(87,814)	(317,814)	(787,814)	(1,377,814)	(4,299,160)	(5,832,810)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk

ii) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting.

The Company's foreign currency financial assets are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method. The risk weighting for the currency has been raised from 8% to 15% (high-flow currency 10.6%) as the standard method of required capital is revised from 2023.

As of December 31, 2023 and 2022, the required capital amount by the standard method, exposure to foreign exchange risk-assuming 5% weaker dollar and stronger dollar-, and change in net assets are as follows.

	December 31, 2023
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	7,180	9	9	9
Loans at amortized cost	USD	1,217,000,000	1,569,200	1,647,660	1,490,740
Financial asset - FVTPL	USD	268,008,230	345,570	362,849	328,292
Other financial assets at amortized cost	USD	10,938,205	14,104	14,809	13,399
		1,495,953,615	1,928,883	2,025,327	1,832,440
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	1,493,708,911	1,925,988	2,022,287	1,829,689
Other financial liabilities	USD	20,914,402	26,967	28,315	25,619
		1,514,623,313	1,952,955	2,050,602	1,855,308
Amount of financial statement exposure		(18,669,698)	(24,072)	(25,275)	(22,868)
Net capital effect				(1,203)	1,204
Required capital (standard method)			449,030

	December 31, 2022
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	122,589	155	163	147
Loans at amortized cost	USD	1,217,000,000	1,542,304	1,619,419	1,465,189
Financial asset - FVTPL	USD	279,888,976	354,703	372,438	336,968
Other financial assets at amortized cost	USD	10,918,808	13,837	14,529	13,145
		1,507,930,373	1,910,999	2,006,549	1,815,449
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	996,406,161	1,262,746	1,325,883	1,199,609
Other financial liabilities	USD	9,907,879	12,556	13,184	11,928
		1,006,314,040	1,275,302	1,339,067	1,211,537
Amount of financial statement exposure		501,616,333	635,697	667,482	603,912
Net capital effect				31,785	(31,785)
Required capital (standard method)			344,940

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

The Company is conducting currency-specific liquidity management. In addition, the Company are managing foreign currency liquidity indicators for liquidity management above the regulatory level of the Financial Supervisory Service.

Non-derivative financial instruments for financial instruments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Due from banks		19	-	-	-	-	-	19
Loans at amortized cost		7,225	137,102	296,748	252,178	3,540,249	-	4,233,502
Financial asset - FVTPL		735,155	-	-	-	-	-	735,155
Other financial assets		10,121	108,257	349,996	-	4,113	12,853	485,340
	~~W~~	752,520	245,359	646,744	252,178	3,544,362	12,853	5,454,016
Liabilities:
Borrowings		-	65,000	160,000	-	-	-	225,000
Debt securities issued		233,951	97,847	699,244	1,031,484	8,151,841	1,190,936	11,405,303
Other financial liabilities		34,226	125,749	300,336	723	493	-	461,527
		268,177	288,596	1,159,580	1,032,207	8,152,334	1,190,936	12,091,830
Net assets (liabilities)	~~W~~	484,343	(43,237)	(512,836)	(780,029)	(4,607,972)	(1,178,083)	(6,637,814)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Due from banks		2,186	-	-	-	-	-	2,186
Loans at amortized cost		6,639	182,536	13,997	192,446	3,859,067	-	4,254,685
Financial asset - FVTPL		932,091	-	-	-	-	-	932,091
Other financial assets		3,813	13,292	760,218	29	103,102	13,530	893,984
	~~W~~	944,729	195,828	774,215	192,475	3,962,169	13,530	6,082,946
Liabilities:
Borrowings		-	20,000	-	-	-	-	20,000
Debt securities issued		118,327	410,000	521,135	850,040	7,128,979	1,625,108	10,653,589
Other financial liabilities		24,039	6,602	131,488	1,079	107,906	-	271,114
		142,366	436,602	652,623	851,119	7,236,885	1,625,108	10,944,703
Net assets (liabilities)	~~W~~	802,363	(240,774)	121,592	(658,644)	(3,274,716)	(1,611,578)	(4,861,757)

The above amounts include both principal and interest cash flows. As of the December 31, 2023 and 2022, the deposit of ~~W~~ 3 million and ~~W~~ 3 million, which is limited to use as a checking deposit or escrow account, is excluded from the cash flows, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques, such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	735,155	1,250,605	1,985,760

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	932,091	846,384	1,778,475

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Financial assets measured at FVTPL
Beginning balance	~~W~~	846,384
Recognized in profit or loss		104,221
Purchases		300,000
Ending balance	~~W~~	1,250,605

		December 31, 2022
		Financial assets measured at FVTPL	Net derivative instruments
			Held for trading
Beginning balance	~~W~~	564,387	11,670
Recognized in profit or loss		(118,003)	10,578
Purchases		400,000	-
Payment		-	(22,248)
Ending balance	~~W~~	846,384	-

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows:

	Classification	Valuation techniques	Type	Carrying amount	Inputs
2023	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	735,155	Prices of underlying assets such as bonds, exchange rates
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	932,091	Prices of underlying assets such as bonds, exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	~~W~~	1,250,605	Volatility of interest rate	0.51%~1.35%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2022
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	~~W~~	846,384	Volatility of interest rate	0.72%~1.47%

(*) It is calculated by applying the Hull-White model method.

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2023 and 2022 are as follows:

			December 31, 2023
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	763	(905)

(*) Based on 10% of increase or decrease in volatility of interest rate, which are major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-4) Sensitivity to changes in unobservable inputs (continued)

			December 31, 2022
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	989	(1,149)

(*) Based on 10% of increase or decrease in volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	22	22	2,187	2,187
Loans at amortized cost		4,051,004	3,961,446	4,009,467	3,676,855
Other financial assets		507,171	507,171	902,881	902,881
	~~W~~	4,558,197	4,468,639	4,914,535	4,581,923
Liabilities:
Borrowings	~~W~~	223,722	221,255	20,000	19,922
Debt securities issued		10,389,276	10,238,060	9,815,457	9,196,089
Other financial liabilities		521,197	521,197	314,613	314,613
	~~W~~	11,134,195	10,980,512	10,150,070	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	19	3	-	22
Loans at amortized cost		-	-	3,961,446	3,961,446
Other financial assets		-	-	507,171	507,171
	~~W~~	19	3	4,468,617	4,468,639
Liabilities:
Borrowings	~~W~~	-	221,255	-	221,255
Debt securities issued		-	10,238,060	-	10,238,060
Other financial liabilities		-	-	521,197	521,197
	~~W~~	-	10,459,315	521,197	10,980,512

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	2,184	3	-	2,187
Loans at amortized cost		-	-	3,676,855	3,676,855
Other financial assets		-	-	902,881	902,881
	~~W~~	2,184	3	4,579,736	4,581,923
Liabilities
Borrowings	~~W~~	-	19,922	-	19,922
Debt securities issued		-	9,196,089	-	9,196,089
Other financial liabilities		-	-	314,613	314,613
	~~W~~	-	9,216,011	314,613	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of December 31, 2023 and 2022 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	December 31, 2023
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,961,446	Discount rate Exchange rate
Other financial assets	DCF		507,171	Discount rate Exchange rate
		~~W~~	4,468,620
Liabilities:
Borrowings	DCF	~~W~~	221,255	Discount rate
Debt securities issued	DCF		10,238,060	Discount rate Exchange rate
Other financial liabilities	DCF		521,197	Discount rate Exchange rate
		~~W~~	10,980,512

	December 31, 2022
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,676,855	Discount rate Exchange rate
Other financial assets	DCF		902,881	Discount rate Exchange rate
		~~W~~	4,579,739
Liabilities:
Borrowings	DCF	~~W~~	19,922	Discount rate
Debt securities issued	DCF		9,196,089	Discount rate Exchange rate
Other financial liabilities	DCF		314,613	Discount rate Exchange rate
		~~W~~	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments

i) Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	22	-
Financial assets at fair value through profit or loss		1,985,760	-	-
Loans at amortized cost		-	4,051,004	-
Other financial assets at amortized cost		-	507,171	-
	~~W~~	1,985,760	4,558,197	-
Liabilities:
Borrowings	~~W~~	-	-	223,722
Debt securities issued		-	-	10,389,276
Other financial liabilities		-	-	521,197
	~~W~~	-	-	11,134,195

		December 31, 2022
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	2,187	-
Financial assets at fair value through profit or loss		1,778,475	-	-
Loans at amortized cost		-	4,009,467	-
Other financial assets		-	902,881	-
	~~W~~	1,778,475	4,914,535	-
Liabilities:
Borrowings	~~W~~	-	-	20,000
Debt securities issued		-	-	9,815,457
Other financial liabilities		-	-	314,613
	~~W~~	-	-	10,150,070

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

ii) Comprehensive income by categories of financial instruments for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Net profit or loss					Other comprehensive income
		Interest income /expenses (*)	Provision for (reversal of) credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial assets at FVTPL	~~W~~	-	-	151,698	22,230	173,928	-
Financial assets measured at amortized cost		93,504	1,363	-	29,044	123,911	-
Financial liabilities measured at amortized cost	~~W~~	(286,642)	-	-	(23,749)	(310,391)	-

(*) Calculated by using the effective interest method.

		December 31, 2022
		Net profit or loss					Other comprehensive income
		Interest income /expenses (*)	Provision for (reversal of) credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial assets at FVTPL	~~W~~	-	-	(102,228)	28,830	(73,398)	-
Financial assets measured at amortized cost		87,451	2,082	-	99,569	189,102	-
Financial liabilities measured at amortized cost	~~W~~	(222,413)	-	-	(81,416)	(303,829)	-

(*) Calculated by using the effective interest method.

(g) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio calculated as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Due from banks

(a) Due from banks as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Due from banks
Due from banks measured at amortized cost	~~W~~	22	2,189
Less: allowance		-	(2)
	~~W~~	22	2,187

(b) Restricted due from banks as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Margin deposit for current account	~~W~~	3	3

7. Financial assets at fair value through profit or loss

Financial instruments at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	705,273	862,693
Beneficiary certificates in foreign currency		29,882	69,398
		735,155	932,091
Hybrid Bonds
Hybrid Bonds in Korean won		934,917	561,078
Hybrid Bonds in foreign currency		315,688	285,306
	~~W~~	1,250,605	846,384
		1,985,760	1,778,475

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Corporate loans	~~W~~	4,052,900	4,012,304
Less: allowance		(1,896)	(2,837)
	~~W~~	4,051,004	4,009,467

(b) Changes in loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	4,012,304	-	-	905,675	-	-	4,917,979
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		415,000	-	-	-	-	-	415,000
Collection		(400,000)	-	-	-	-	-	(400,000)
Others (*)		25,596	-	-	(398,297)	-	-	(372,701)
Ending balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278

(*) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2022
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		500,000	-	-	-	-	-	500,000
Collection		(568,000)	-	-	-	-	-	(568,000)
Others (*)		99,551	-	-	62,473	-	-	162,024
Ending balance	~~W~~	4,012,304	-	-	905,675	-	-	4,917,979

(*) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	2,837	-	-	607	-	-	3,444
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed		(941)	-	-	(422)	-	-	(1,363)
Ending allowance	~~W~~	1,896	-	-	185	-	-	2,081

		December 31, 2022
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	4,694	-	-	832	-	-	5,526
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed		(1,857)	-	-	(225)	-	-	(2,082)
Ending allowance	~~W~~	2,837	-	-	607	-	-	3,444

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

9. Property and equipment

(a) Property and equipment as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			December 31, 2022
		Acquisition cost	Accumulated depreciation	Carrying value	Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	9,615	(6,034)	3,581	8,070	(5,057)	3,013
Other tangible assets		9,086	(6,898)	2,188	8,066	(6,208)	1,858
Right-of-use assets		4,667	(2,850)	1,817	2,168	(1,219)	949
	~~W~~	23,368	(15,782)	7,586	18,304	(12,484)	5,820

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Furniture and fixtures	Others	Right-of-use assets	Total
Beginning balance	~~W~~	3,013	1,858	949	5,820
Acquisition		1,546	1,020	3,559	6,125
Disposal		-	-	(467)	(467)
Depreciation		(978)	(690)	(2,224)	(3,892)
Ending balance	~~W~~	3,581	2,188	1,817	7,586

		December 31, 2022
		Furniture and fixtures	Others	Right-of-use assets	Total
Beginning balance	~~W~~	1,819	1,096	2,183	5,098
Acquisition		1,907	1,356	818	4,081
Disposal		-	-	(185)	(185)
Depreciation		(713)	(594)	(1,867)	(3,174)
Ending balance	~~W~~	3,013	1,858	949	5,820

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

10. Intangible assets

(a) Intangible assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	~~W~~	5,352	-	5,352
Software		6,046	(5,818)	228
Development costs		2,268	(103)	2,165
	~~W~~	13,666	(5,921)	7,745

		December 31, 2022
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	~~W~~	5,352	-	5,352
Software		5,985	(5,746)	239
	~~W~~	11,337	(5,746)	5,591

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	~~W~~	5,352	-	-	-	5,352
Software		239	60	-	(71)	228
Development costs		-	2,268	-	(103)	2,165
	~~W~~	5,591	2,328	-	(174)	7,745

(*) Amortization of intangible assets is classified as general administrative expenses.

		December 31, 2022
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	~~W~~	5,352	-	-	-	5,352
Software		147	144	-	(52)	239
	~~W~~	5,499	144	-	(52)	5,591

(*) Amortization of intangible assets is classified as general administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Leases

(a) The details of the change in the right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Real estate	Vehicle	Total
Beginning balance	~~W~~	243	706	949
Acquisitions		2,858	701	3,559
Disposals		(80)	(388)	(468)
Depreciation		(1,861)	(362)	(2,223)
Ending balance	~~W~~	1,160	657	1,817

		December 31, 2022
		Real estate	Vehicle	Total
Beginning balance	~~W~~	1,529	654	2,183
Acquisitions		289	529	818
Disposals		(37)	(148)	(185)
Depreciation		(1,538)	(329)	(1,867)
Ending balance	~~W~~	243	706	949

(b) The details of the maturity of the lease liabilities as the end of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	113	217	302	579	55	-	1,266
Vehicle		28	53	72	143	438	-	734
	~~W~~	141	270	374	722	493	-	2,000

		December 31, 2022
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	25	50	49	69	46	-	239
Vehicle		38	57	79	155	441	-	770
	~~W~~	63	107	128	224	487	-	1,009

(c) The exemptions from the application of lease standards for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Low value lease payments	~~W~~	60	54
Short-term lease payments (*)		703	84
Total	~~W~~	763	138

(*) Expenses with a lease period of less than 1 month are excluded.

(d) Cash outflows from leases for the years ended December 31, 2023 and 2022 are ~~W~~ 1,708 million and ~~W~~ 1,431 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
Investees	Ownership percentage (%)	Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	100.0	7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd	100.0	3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	100.0	4,204,533	100.0		4,204,544
Shinhan Capital Co., Ltd	100.0	558,921	100.0		558,921
Shinhan Asset Management Co., Ltd	100.0	326,206	100.0		326,206
Jeju Bank	75.3	179,643	75.3		179,643
Shinhan Savings Bank	100.0	157,065	100.0		157,065
Shinhan Asset Trust Co. Ltd	100.0	429,491	100.0		429,491
Shinhan DS	100.0	23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd. (*1)	99.8	50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0	30,000	100.0		30,000
Shinhan AI Co., Ltd (*2)	100.0	34,734	100.0		42,000
Shinhan Venture Investment Co., Ltd.	100.0	75,840	100.0		75,840
Shinhan EZ General Insurance, Ltd	85.1	106,210	85.1		106,210
SHC Management Co., Ltd	100.0	8,655	100.0		8,655
		30,723,087		~~W~~	30,730,364

(*1) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

(*2) During the current period, the difference between the book amount and the net fair value of ~~W~~ 7,266 million was recognized as an impairment loss and in the process of liquidation (Note 31).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Other assets

Other assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Guarantee deposits	~~W~~	12,853	13,530
Accounts receivable		467,660	866,533
Accrued income		26,843	23,422
Advance payments		24	909
Prepaid expenses		67	552
Sundry assets		12	12
Less: allowance		(185)	(605)
	~~W~~	507,274	904,353

14. Borrowings

Borrowings as of December 31, 2023 and December 31, 2022 are as follows:

			December 31, 2023			December 31, 2022
	Lender	Period	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in Korean won	Daol Investment & Securities Co., Ltd.	2022.02.03 ~2023.02.02	2.25	~~W~~	-	2.25	~~W~~	20,000
	Kiwoom Securities Co., Ltd.	2023.02.02 ~2024.02.01	3.79		14,950	-		-
	Bookook Securities Co., Ltd	2023.10.26 ~2024.02.26	4.51		29,789			-
	Kyobo Securities Co., Ltd.	2023.10.26 ~2024.02.26	4.51		19,859			-
	Bookook Securities Co., Ltd	2023.10.30 ~2024.04.30	4.61		29,542			-
	Kyobo Securities Co., Ltd.	2023.10.30 ~2024.04.30	4.61		19,694			-
	DB Financial Investment Co.,LTD.	2023.12.11 ~2024.04.11	4.01		9,888			-
	Korea Development Bank	2023.10.30 ~2024.04.30	4.74		100,000	-		-
				~~W~~	223,722		~~W~~	20,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

15. Debt securities issued

Debt securities issued as of December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.38 ~ 6.17	~~W~~	8,470,000	1.17 ~ 6.17	~~W~~	8,560,000
Discount			(6,713)			(7,289)
			8,463,287			8,552,711
Debt securities issued in foreign currency:
Debt securities issued	1.37 ~ 5.06		1,289,400	1.37		633,650
Subordinated debt securities issued	3.34		644,700	3.34		633,650
Discount			(8,111)			(4,554)
			1,925,989			1,262,746
		~~W~~	10,389,276		~~W~~	9,815,457

16. Net defined benefit liabilities (assets)

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Present value of defined benefit obligations	~~W~~	19,728	20,586
Fair value of plan assets		(26,805)	(22,332)
Recognized assets for defined benefit obligations	~~W~~	(7,077)	(1,746)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	20,586	(22,332)	(1,746)
Recognized in profit or loss (*)
Current service costs		1,990	-	1,990
Interest expense (income)		1,144	(1,244)	(100)
		3,134	(1,244)	1,890
Recognized in other comprehensive income:
Remeasurements loss:
- Actuarial losses arising from:
Demographics assumptions		-	-	-
Financial assumptions		175	-	175
Experience adjustment		1,411	-	1,411
- Return on plan assets
excluding interest income		-	350	350
		1,586	350	1,936
Others:
Benefits paid by the plan		(1,527)	665	(862)
Contributions paid into the plan		-	(4,244)	(4,244)
Succession		(4,051)	-	(4,051)
		(5,578)	(3,579)	(9,157)
Ending balance	~~W~~	19,728	(26,805)	(7,077)

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Net defined benefit liabilities(assets) (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	21,915	(20,384)	1,531
Recognized in profit or loss (*)
Current service costs		2,426	-	2,426
Interest expense (income)		715	(664)	51
		3,141	(664)	2,477
Recognized in other comprehensive income:
Remeasurements loss:
- Actuarial losses arising from:
Demographics assumptions		-	-	-
Financial assumptions		(4,194)	-	(4,194)
Experience adjustment		863	-	863
- Return on plan assets
excluding interest income		-	415	415
		(3,331)	415	(2,916)
Others:
Benefits paid by the plan		(347)	572	225
Contributions paid into the plan		-	(2,271)	(2,271)
Succession		(792)	-	(792)
		(1,139)	(1,699)	(2,838)
Ending balance	~~W~~	20,586	(22,332)	(1,746)

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company’s plan assets as of December 31, 2023 and 2022 are completely deposits.

(d) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022	Description
Discount rate	5.00%	5.75%	AA0 corporate bond yields
Future salary increasing rate	2.24% + Upgrade rate	2.36% + Upgrade rate	Average of past 5 years

(e) Sensitivity analysis

As of December 31, 2023 and 2022, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2023		December 31, 2022
		The present value of defined benefit obligation		The present value of defined benefit obligation
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	~~W~~	(1,487)	1,675	(1,481)	1,659
Future salary increasing rate (1%p movement)		1,707	(1,540)	1,701	(1,543)

(f) As of December 31, 2023 and 2022, the weighted-average duration of the defined benefit obligation are 8.4 years and 8 years, respectively.

(g) As of December 31, 2024, the estimated contribution is ~~W~~ 1,800 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

17. Other liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Accounts payable	~~W~~	318,229	153,145
Accrued expenses		195,004	155,085
Income taxes payable		46,393	628,673
Dividends payable		6,043	5,405
Lease liabilities (*)		1,932	979
Unearned income		-	453
Taxes withheld		226	568
	~~W~~	567,827	944,308

(*) As of December 31, 2023, the Company accounts for the lease liabilities as other liabilities. For the year ended December 31, 2023, there is no expense of variable lease payments that is not included in the measurement of lease liabilities. For the years ended December 31, 2023 and 2022, interest expense on lease liabilities is ~~W~~ 79 million and ~~W~~ 41 million, respectively.

18. Equity

(a) Equity as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Capital stock (*1)
Common stock	~~W~~	2,695,586	2,608,176
Preferred stock		274,055	361,465
		2,969,641	2,969,641

Hybrid bonds		4,001,731	4,196,968

Capital surplus
Share premium		11,350,744	11,350,819

Capital adjustments		(148,464)	(46,114)

Accumulated other comprehensive loss		(6,642)	(5,210)
Retained earnings
Legal reserve (*2)		2,698,360	2,573,435
Regulatory reserve for loan losses		21,078	18,524
Other legal reserves		2,000	2,000
Unappropriated retained earnings		5,210,693	5,616,486
		7,932,131	8,210,445
	~~W~~	26,099,141	26,676,549

(*1) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

18. Equity (continued)

(b) Capital

i) Capital as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
Total number of shares to be issued		1,000,000,000		1,000,000,000
Type of share		Ordinary share	Preferred stock	Ordinary share	Preferred stock
The amount per share	~~W~~	5,000	-	5,000	5,000
Total number of shares issued		512,759,471	-	508,784,869	17,482,000
Capital Stock (*)		2,695,586	274,055	2,608,176	361,465

(*) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

ii) Changes in the number of ordinary shares for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning	~~W~~	508,778,517	516,593,202
Increase		17,482,000	-
Decrease		(13,507,398)	(7,814,685)
Ending	~~W~~	512,753,119	508,778,517

iii) Changes in the number of preferred stocks for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning	~~W~~	17,482,000	17,482,000
Decrease (*)		(17,482,000)	-
Ending	~~W~~	-	17,482,000

(*) 17,482,000 convertible preferred shares issued on May 1, 2019 were converted to common shares on May 1, 2023 (conversion ratio of 1:1).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

18. Equity (continued)

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2023 and 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2023	December 31, 2022
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	-		-	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
	July 13, 2023	Perpetual bond	5.40		498,815	-
Hybrid bonds in USD	August 13, 2018	Perpetual bond	-		-	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,001,731	4,196,968

(*) For the year ended December 31, 2023, the deduction for capital related to hybrid bond issued is ~~W~~ 2,354 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

18. Equity (continued)

(d) Capital adjustments

i ) Changes in accumulated capital adjustments for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	(46,114)	(45,797)
Disposal of retained earnings		317	-
Repayment of hybrid bonds		(102,667)	(317)
Acquisition of treasury stock		(486,919)	(300,600)
Retirement of treasury stock		486,919	300,600
Ending balance	~~W~~	(148,464)	(46,114)

ii) Changes in treasury stocks for the years ended December 31, 2023 are as follows:

		Beginning balance	Acquisition(*)	Retirement(*)	Ending balance
The number of shares	~~W~~	6,352	13,507,398	(13,507,398)	6,352
Book amount		227	486,919	(486,919)	227

(*) The Company acquired treasury stocks for the current period and completed the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

(e) Changes in accumulated other comprehensive loss for years ended the December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	(5,210)	(7,253)
Remeasurement of the defined benefit liabilities (assets)		(1,936)	2,916
Tax effect		504	(873)
Ending balance	~~W~~	(6,642)	(5,210)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

18. Equity (continued)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	21,078	18,524
Planned regulatory reserve for loan losses		(422)	2,554
Ending balance	~~W~~	20,656	21,078

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit for the period	~~W~~	1,671,011	1,249,251
Provision for regulatory reserve for loan losses		422	(2,554)
Profit for the period adjusted for regulatory reserve	~~W~~	1,671,433	1,246,697
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	~~W~~	2,854	2,055

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

18. Equity (continued)

(g) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2023 and 2022, is as follows:

		December 31, 2023	December 31, 2022
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,033,475	5,461,771
Retirement for treasury stock		(486,999)	(300,661)
Dividend on hybrid bonds		(189,672)	(156,277)
Interim dividends		(817,122)	(637,598)
Profit for the year		1,671,011	1,249,251
		5,210,693	5,616,486
Transfer from voluntary reserves	~~W~~	422	-
		5,211,115	5,616,486
Appropriation of retained earnings:
Legal reserve		167,101	124,925
Dividends
Dividends on common stocks paid		268,697	440,093
Dividends on preferred stocks paid		-	15,122
Regulatory reserve for loan losses		-	2,554
Loss on repayments of hybrid bonds		102,667	317
		538,465	583,011
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,672,650	5,033,475

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

19. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023(*1)	December 31, 2022
Common Stock
Total number of shares issued and outstanding	~~W~~	512,759,471	508,784,869
Par value per share in won		5,000	5,000
Dividend per share in won (*3)		525	865
Dividends (*2)	~~W~~	268,697	440,093
Dividend rate per share (*3)%		10.5	17.3
Convertible Preferred Stock
Total number of shares issued and outstanding	~~W~~	-	17,482,000
Par value per share in won		-	5,000
Dividend per share in won		-	865
Dividends	~~W~~	-	15,122
Dividend rate per share	%	-	17.3
Record date		2024-02-23	2022-12-31

(*1) The current dividend (plan) will be decided on March 26, 2024. The dividend amount is the amount not recognized as the distribution to the owner during the period.

(*2) Dividends on common stock excluding treasury stock.

(*3) Excluded quarterly dividends. If the quarterly dividends are included, dividends per share for the current period and the previous period are ~~W~~ 2,100 and ~~W~~ 2,065 respectively, and dividend rate per share are 42.0% and 41.3%, respectively.

(*4) The Articles of Incorporation were amended through a resolution of the Board of Directors at the regular general meeting of shareholders on March 23, 2023, to allow the determination of the dividend record date by the Board’s decision. The dividend record date for the annual dividend of 2023 is February 23, 2024.

(b) The interim dividends paid for the years ended December 31, 2023 and 2022 are as follows:

Dividend base date			Amount
On March 31, 2023(Q1)	Common stock (~~W~~ 525 per share)	~~W~~	265,179
	Convertible preferred stock (~~W~~ 525 per share)		9,178
		~~W~~	274,357

On June 30, 2023(Q2)	Common stock (~~W~~ 525 per share)	~~W~~	272,129

On September 30, 2023(Q3)	Common stock (~~W~~ 525 per share)	~~W~~	270,636
			817,122

Dividend base date			Amount
On March 31, 2022(Q1)	Common stock (~~W~~ 400 per share)	~~W~~	206,277
	Convertible preferred stock (~~W~~ 400 per share)		6,993
		~~W~~	213,270

On June 30, 2022(Q2)	Common stock (~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock (~~W~~ 400 per share)		6,993
		~~W~~	212,164

On September 30, 2022(Q3)	Common stock (~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock (~~W~~ 400 per share)		6,993
		~~W~~	212,164

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

637,598

19. Dividends (continued)

(c) The details of dividends paid by the Company related to the preferred stock issued for the year ended December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	525	9,178	42,900	1.22

(*) 17,482,000 convertible preferred shares that the Company issued on May 1, 2019 were converted to common shares on May 1, 2023 (conversion ratio of 1:1) and the dividends are paid before the conversion.

	December 31, 2022
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

(d) Dividends for hybrid bonds for the years ended December 31, 2023 and 2022 are calculated as follows:

		December 31, 2023	December 31, 2022
Amount of hybrid bond	~~W~~	4,014,550	4,212,700
Interest rate		2.88% ~ 5.40%	2.88% ~ 5.88%
Dividend to hybrid bonds	~~W~~	189,672	156,277

20. Net interest expense

Net interest expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Interest income:
Cash and due from banks at amortized cost	~~W~~	204	125
Loans at amortized cost		92,788	87,092
Others		512	234
		93,504	87,451
Interest expense:
Borrowings in won		(2,927)	(408)
Debt securities issued in won		(283,636)	(221,964)
Others		(79)	(41)
		(286,642)	(222,413)
Net interest expense	~~W~~	(193,138)	(134,962)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

21. Net fees and commission income

Net fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Fees and commission income:
Royalty	~~W~~	69,502	70,125
Others		15	16
		69,517	70,141
Fees and commission expense:
Others		(439)	(548)
Net fees and commission income	~~W~~	69,078	69,593

22. Dividend income

Dividend income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Dividend from subsidiaries	~~W~~	1,736,958	1,439,500
Dividend to hybrid bonds		49,009	31,393
		1,785,967	1,470,893

23. Reversal of credit loss allowance

Reversal of credit loss allowance for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Reversal of credit losses allowance	~~W~~	1,363	2,082

24. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022

Beneficiary certificates
Gain on valuation of beneficiary certificates	~~W~~	557	4,375
Gain on sale of beneficiary certificates		51,896	22,709
		52,453	27,084
Hybrid Bonds
Gain (loss) on valuation of hybrid Bonds		99,245	(139,890)
		99,245	(139,890)
Derivatives
Gain or loss on trade of derivative instruments		-	10,578
	~~W~~	151,698	(102,228)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

25. General and administrative expenses

General and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Salaries:
Salary expenses and bonuses	~~W~~	45,697	43,560
Severance benefits		1,890	2,477
Rent		1,110	921
Lease		881	252
Entertainment		2,212	2,463
Depreciation		3,892	3,174
Amortization		174	52
Taxes and dues		902	906
Advertising		56,298	52,851
Others		22,797	28,267
	~~W~~	135,853	134,923

26. Share-based payments

(a) Performance shares granted as of December 31, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2023	730,250	2,480,651

Fair value per share in Korean won (*)	~~W~~ 44,222, ~~W~~33,122, ~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 40,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

26. Share-based payments (continued)

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

		December 31, 2022
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	3,159	25,092	28,251

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

26. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	16,079	111,056	127,135

(*) The Company recognizes ~~W~~ 111,056 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2022
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	12,746	91,469	104,215

(*) The Company recognizes ~~W~~ 91,469 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

27. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Non-operating income:
Gain on termination of right-of-use assets	~~W~~	11	5
Gain on disposal of investments in subsidiaries		-	4,789
Others		3,263	617
		3,274	5,411
Non-operating expense:
Loss on termination of right-of-use assets		(15)	(64)
Donations and contributions		(3,172)	(1,869)
Impairment loss of investments in subsidiaries		(7,266)	-
Others		(44)	-
		(10,497)	(1,933)
	~~W~~	(7,223)	3,478

28. Operating income

Operating income for the years ended December 31, 2023 and 2022 are as follows.

		December 31, 2023	December 31, 2022
Dividend income	~~W~~	1,785,967	1,470,893
Fees and commission income		69,517	70,141
Interest income		93,504	87,451
Gains on financial instruments at FVTPL		151,698	37,661
Gains on foreign currency transaction		58,043	138,376
Reversal of credit losses		1,363	2,082
	~~W~~	2,160,092	1,806,604

29. Income taxes

(a)
Income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Current income tax benefit	~~W~~	2	-
Temporary differences		27,900	(27,462)
Income tax expense (benefit) recognized directly in equity		504	(873)
Income tax expense (benefit)	~~W~~	28,406	(28,335)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

29. Income taxes (continued)

(b) Income tax expense (benefit) calculated by applying statutory tax rates to the Company’s taxable income differs from the actual income tax expense in the separate statements of comprehensive income for the years ended December 31, 2023 and 2022 for the following reasons:

		December 31, 2023	December 31, 2022
Profit before income taxes	~~W~~	1,699,417	1,220,916
Income taxes at statutory tax rates		448,646	335,752
Adjustments:
Non-taxable income		(383,986)	(344,691)
Non-deductible expense		1,471	1,227
Changes in deferred tax due to changes in future tax rates		61	620
Others		(37,786)	(21,243)
Income tax expense (benefit)	~~W~~	28,406	(28,335)
Effective income tax rate	%	1.67	(2.32)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Beginning balance	Net income effect	Other comprehensive income effect	Ending Balance
Financial asset at FVTPL	~~W~~	37,297	(26,449)	-	10,848
Net gain on foreign currency conversion		(24,318)	(2,231)	-	(26,549)
Allowances		757	(253)	-	504
Defined benefit obligation		5,455	(660)	413	5,208
Plan assets		(5,918)	(1,013)	91	(6,840)
Accrued expenses		4,868	249	-	5,117
Lease assets		(252)	(228)	-	(480)
Lease liabilities		259	251	-	510
Others		163	1,930	-	2,093
	~~W~~	18,311	(28,404)	504	(9,589)

(*) The Company does not recognize deferred tax assets and liabilities associated with the Global Minimum Corporate Tax Act by applying the temporary exception to deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

29. Income taxes (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Beginning balance	Net income effect	Other comprehensive income effect	Ending Balance
Financial asset at FVTPL	~~W~~	832	36,465	-	37,297
Net gain on foreign currency conversion		(15,689)	(8,629)	-	(24,318)
Allowances		1,298	(541)	-	757
Defined benefit obligation		6,027	388	(960)	5,455
Plan assets		(5,606)	(399)	87	(5,918)
Accrued expenses		3,915	953	-	4,868
Lease assets		(600)	348	-	(252)
Lease liabilities		523	(264)	-	259
Others		149	14	-	163
	~~W~~	(9,151)	28,335	(873)	18,311

(d) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2023 and 2022 are as follows:

			December 31, 2023	December 31, 2022
Investment in subsidiary related(*)	Taxable temporary differences	~~W~~	(7,265,229)	(7,265,229)
	Deductible temporary differences		184,093	184,093
Other accumulated temporary differences			52	64

(*) Deferred tax assets were not recognized due to the company controls the timing of the disappearance of temporary differences, and temporary differences are unlikely to be extinguished in the foreseeable future.

(e) As of December 31, 2023, there are no tax loss and tax credits carry forwards that are not recognized as deferred tax assets.

(f) The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

(g) Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets	~~W~~	24,280	48,799
Deferred tax liabilities		(33,869)	(30,488)

(h) The Company is reviewing the impact on the financial statements following the implementation of the Global Minimum Corporate Tax Act. Due to the complex application of the Global Minimum Corporate Tax Act, it is difficult to reasonably estimate the impact on the financial statements, and the Company is estimating the impact with a tax expert.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

30. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Net profit for the year	~~W~~	1,671,011	1,249,251
Less:
Dividends to hybrid bond		(189,672)	(156,277)
Net profit available for common stock		1,481,339	1,092,974
Weighted average number of common shares outstanding (*)		519,207,776	530,638,621
Basic and diluted earnings per share in won	~~W~~	2,853	2,060

(*) The number of common shares issued by the Company is 512,759,471 shares. The above weighted average number of common stocks outstanding is calculated by reflecting treasury stocks (13,507,398 shares and 7,814,685 shares for the periods ended December 31, 2023 and December 31, 2022, respectively) that are acquired and retired and 17,482,000 common stocks converted on May 1, 2023 from preferred stocks that were issued on May 1, 2019.

(b) The calculation details of the weighted average number of ordinary shares are as follows:

	December 31, 2023		December 31, 2022
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of common shares issued	512,759,471	187,756,015,279	508,784,869	187,476,994,819
Shares of convertible preferred stock	-	2,097,840,000	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(343,017,080)	(6,352)	(174,828,329)
Average number of ordinary shares	512,753,119	189,510,838,199	526,260,517	193,683,096,490
Days		365 days		365 days
Weighted average number of ordinary shares		519,207,776		530,638,621

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

31. Commitments and contingencies

(a) Commitments

The Commitments with financial institutions for the years ended December 31, 2023 and 2022 are as follows:

			December 31, 2023		December 31, 2022
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	100,000	100,000	-
	Kookmin Bank		200,000	-	-	-
	Hana Bank		200,000	-	-	-
		~~W~~	500,000	100,000	100,000	-

(b) Contingencies

As of December 31, 2023, there exists one pending case as defendant (litigation value of ~~W~~ 64 million). The Company management does not anticipate that the result of corresponding cases will have a significant impact on the financial position of the Company, but there is a possibility of potential loss.

(c) Liquidation of subsidiary investment stocks

On December 29, 2023, The Company’s subsidiary Shinhan AI signed a contract to transfer major assets to its subsidiary Shinhan Bank and is in the process of liquidation.

Therefore, the difference between the book value of subsidiary investment stocks and the fair value of net assets ~~W~~ 7,266 million was recognized as impairment losses, and the book value of subsidiary investment stocks as of the end of the current period is ~~W~~ 34,734 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

32. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	19	2,186

(b) Significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Share-based payments granted to the employees of subsidiaries	~~W~~	19,587	8,971
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		349,309	180,712
Gain on valuation of derivative instruments related to acquisition of subsidiaries		-	22,247
Transaction for right-of-use assets		(3,095)	(692)

(c) Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

			December 31, 2023
		Borrowings	Debentures	Lease liabilities (*)	Total
Beginning balance	~~W~~	20,000	9,815,457	979	9,836,436
Changes from cash flows		201,713	543,547	(1,708)	743,552
Changes from non-cash flows:
Amortization of discount on debentures		2,009	4,732	79	6,820
Foreign currency difference		-	25,540	-	25,540
Other changes		-	-	2,583	2,583
Ending balance	~~W~~	223,722	10,389,276	1,933	10,614,931

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 60 million and ~~W~~ 706 million, respectively.

			December 31, 2022
		Borrowings	Debentures	Lease liabilities (*)	Total
Beginning balance	~~W~~	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	170,672	(1,431)	189,241
Changes from non-cash flows:
Amortization of discount on debentures		-	3,726	41	3,767
Foreign currency difference		-	81,506	-	81,506
Other changes		-	-	466	466
Ending balance	~~W~~	20,000	9,815,457	979	9,836,436

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 57 million and ~~W~~ 82 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of the related parties in accordance with K-IFRS No.1024 and discloses the transaction amounts between the Company and the related parties and the balance of receivables and payables. For details of the subsidiaries, refer to 'Note 12'.

(a) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
Revenue:
Shinhan Bank	Interest income	~~W~~	512	236
〃	Fees and commission income		41,682	41,682
〃	Dividend income		1,157,105	900,000
	Reversal of credit losses		252	-
Shinhan Card Co., Ltd.	Interest income		53,518	48,105
〃	Fees and commission income		14,251	14,250
〃	Dividend income		286,705	350,242
〃	Reversal of credit losses		547	339
〃	Non-operating income (*1)		1	4,876
Shinhan Securities Co., Ltd	Interest income		20,041	19,685
〃	Fees and commission income		5,105	5,105
〃	Dividend income		110,306	110,161
	Non-operating income		1	-
〃	Reversal of credit losses		294	335
Shinhan Life Insurance Co., Ltd.	Fees and commission income		4,737	5,360
〃	Dividend income		162,257	-
〃	Reversal of credit losses		1	-
Shinhan Capital Co.,Ltd.	Interest income		14,274	14,194
〃	Fees and commission income		1,889	1,889
〃	Dividend income		54,121	49,820
〃	Reversal of credit losses		222	393
Jeju Bank	Fees and commission income		231	231
〃	Dividend income		2,420	2,420
〃	Reversal of credit losses		-	1
Shinhan Credit Information Co., Ltd. (*2)	Fees and commission income		-	2
Shinhan Asset Management Co., Ltd	Interest income		-	533
〃	Fees and commission income		389	389
〃	Dividend income		7,000	53,000
〃	Reversal of credit losses		1	122
Shinhan DS	Interest income		569	461
〃	Fees and commission income		23	22
〃	Reversal of credit losses		7	139
Shinhan Fund Partners	Fees and commission income		131	131
〃	Dividend income		6,054	5,251
Shinhan Savings Bank	Interest income		2,678	3,216
〃	Fees and commission income		355	356
〃	Reversal of credit losses		43	783

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows (continued):

Related party	Account		December 31, 2023	December 31, 2022
Revenue:
Shinhan REITs Management Co., Ltd	Fees and commission income		84	84
〃	Reversal of credit losses		-	5
Shinhan Asset Trust Co. Ltd.	Fees and commission income		563	563
〃	Reversal of credit losses		-	1
Shinhan AI Co., Ltd.	Reversal of credit losses		-	2
Shinhan Venture Investment Co., Ltd.	Interest income		1,911	1,021
〃	Fees and commission income		78	78
		~~W~~	1,950,358	1,635,483
Expenses:
Shinhan Bank	Interest expenses	~~W~~	34	13
〃	General and administrative expenses		1,414	1,247
〃	Provision for credit losses		-	25
Shinhan Card Co., Ltd.	Interest expenses		8	4
〃	General and administrative expenses		79	71
Shinhan Securities Co., Ltd	Interest expenses		155	155
〃	Fees and commission expenses (*3)		1,412	1,176
〃	General and administrative expenses		126	6
Shinhan Life Insurance Co., Ltd.	Interest expenses		873	885
Shinhan DS	General and administrative expenses		1,875	1,698
Shinhan REITs Management Co., Ltd	Provision for credit losses		1	-
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		4	-
Shinhan AI Co., Ltd.	General and administrative expenses		37	40
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	14
		~~W~~	6,018	5,334

(*1) Other non-operating income includes gain on disposal from the sale of Shinhan Credit Information Co., Ltd, and the amount the Company received from Shinhan Card through this transaction is W20,354 million.

(*2) On July 28, 2022, the entire shares of Shinhan Credit Information Co., Ltd. was sold to Shinhan Card., Ltd., and the commission income for the previous period is the amount of transaction with the Company that occurred prior to the sale.

(*3) It consists of commissions paid for acquisitions of hybrid bonds and trading commissions paid for retirement of treasury stock, and it was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows:

Creditor	Debtor	Account		December 31, 2023	December 31, 2022
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	22	2,187
〃	〃	Property and equipment		1,003	-
〃	〃	Other assets		184,059	481,007
〃	Shinhan Card Co.,Ltd.	Financial assets at fair value through profit or loss (*1)		699,787	342,959
	〃	Loans		2,233,665	2,224,939
〃	〃	Reserve for loan losses		(1,045)	(1,573)
〃	〃	Property and equipment		162	122
〃	〃	Other assets		119,351	105,364
〃	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)		315,688	285,306
〃	〃	Loans		756,878	743,905
〃	〃	Reserve for loan losses		(354)	(526)
〃	〃	Other assets		24,500	188,626
〃	Shinhan Life Insurance Co., Ltd.	Other assets		10,152	8,348
〃	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*3)		235,130	218,119
〃	〃	Loans		837,880	833,460
〃	〃	Reserve for loan losses		(392)	(589)
〃	〃	Other assets		34,237	56,859
〃	Shinhan Asset Management Co., Ltd	Other assets		7,305	6,462
〃	Jeju Bank	Other assets		3,059	2,681
〃	Shinhan DS	Loans		14,949	20,000
〃	〃	Reserve for loan losses		(7)	(14)
〃	〃	Property and equipment		402	585
		Intangible asset		55	-
〃	〃	Other assets		4,690	3,590
〃	Shinhan Fund Partners	Other assets		941	878
〃	Shinhan Savings Bank	Loans		150,000	150,000
〃	〃	Reserve for loan losses		(70)	(106)
〃	〃	Other assets		3,701	12,433

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions (continued)

(b)
Significant balances with the related parties as of December 31, 2023 and 2022 are as follows (continued):

Creditor	Debtor	Account		December 31, 2023	December 31, 2022
Assets:
〃	Shinhan Asset Trust Co. Ltd.	Other assets		9,647	891
〃	Shinhan REITS management	Other assets		2,491	545
〃	Shinhan AI Co., Ltd.	Other assets		327	267
〃	Shinhan Venture Investment Co., Ltd.	Loans		59,528	40,000
〃	〃	Reserve for loan losses		(28)	(28)
〃	〃	Other assets		1,687	154
〃	Shinhan EZ General Insurance, Ltd	Other assets		89	26
			~~W~~	5,709,489	5,726,877
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	3,824	1,814
Shinhan Card Co., Ltd.	〃	Other liabilities		22,302	22,348
Shinhan Securities Co., Ltd	〃	Other liabilities		206,112	31
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in won		30,000	30,000
	〃	Other liabilities		70,934	115,629
Shinhan Capital Co., Ltd.	〃	Other liabilities		18	1
Shinhan DS	〃	Other liabilities		22	186
Shinhan Savings Bank	〃	Other liabilities		1,337	45
Shinhan AI Co., Ltd.	〃	Other liabilities		199	123
Shinhan Venture Investment Co., Ltd.	〃	Other liabilities		-	1,222
			~~W~~	334,748	171,399

(*1) As the book value for the purchase of hybrid bonds, and it includes a gain of ~~W~~ 56,828 million and a loss of ~~W~~ 57,041 million on financial assets at fair value through profit or loss for the period ended December 31, 2023 and for the year ended December 31, 2022, respectively.

(*2) As the book value for the purchase of hybrid bonds, and it includes a gain of ~~W~~ 25,406 million and a loss of ~~W~~ 53,786 million on financial assets at fair value through profit or loss for the period ended December 31, 2023 and for the year ended December 31, 2022, respectively.

(*3) As the book value for the purchase of hybrid bonds, and it includes a gain of ~~W~~ 17,011 million and a loss of ~~W~~ 29,063 million on financial assets at fair value through profit or loss for the period ended December 31, 2023 and for the year ended December 31, 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of December 31, 2023 and 2022 are as follows:

Related parties		December 31, 2023	December 31, 2022
Right-of-use assets
Shinhan Bank.	~~W~~	1,003	-
Shinhan Card Co., Ltd.		162	122
	~~W~~	1,165	122

Lease liabilities
Shinhan Bank.	~~W~~	967	-
Shinhan Card Co., Ltd.		171	135
	~~W~~	1,138	135

(d) Financing transaction

Major financing transactions with related parties for the years ended the December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Beginning balance	Lending	Acquisition(*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,567,898	250,000	300,000	(250,000)	65,554	2,933,452
Shinhan Securities Co., Ltd		1,029,211	-	-	-	43,354	1,072,565
Shinhan Capital Co., Ltd.		1,051,580	-	-	-	21,431	1,073,011
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		20,000	15,000	-	(20,000)	(51)	14,949
Shinhan Venture Investment Co., Ltd.		40,000	150,000	-	(130,000)	(472)	59,528
	~~W~~	4,858,689	415,000	300,000	(400,000)	129,816	5,303,505

(*1) The purchase amount of hybrid bonds issued by subsidiaries includes ~~W~~ 90,000 million acquired from Shinhan Securities Co., Ltd.

(*2) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

		December 31, 2022
		Beginning balance	Lending	Acquisition(*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,189,765	300,000	400,000	(300,000)	(21,867)	2,567,898
Shinhan Securities Co., Ltd		1,013,093	-	-	-	16,118	1,029,211
Shinhan Capital Co., Ltd.		1,064,283	-	-	-	(12,703)	1,051,580
Shinhan Asset Management Co., Ltd. (*3)		38,000	-	-	(38,000)	-	-
Shinhan Savings Bank		200,000	-	-	(50,000)	-	150,000
Shinhan DS		24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd.		16,000	180,000	-	(156,000)	-	40,000
	~~W~~	4,545,141	500,000	400,000	(568,000)	(18,452)	4,858,689

(*1) The purchase amount of hybrid bonds issued by subsidiaries includes ~~W~~ 190,000 million acquired from Shinhan Securities Co., Ltd.

(*2) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

(*3) It is a loan to Shinhan Alternative Investment Management Inc. before the merger.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In millions of won)

33. Related party transactions (continued)

(e) Related-party transactions

Major equity transactions with related parties for the years ended the December 31, 2023 and 2022 are as follows:

Related parties		December 31, 2023	December 31, 2022
Shinhan Savings Bank	~~W~~	-	50,000
Shinhan EZ General Insurance, Ltd		-	63,830
	~~W~~	-	113,830

(f) Management Compensation

Compensation for key management executives for the years ended December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Short-term employee benefits	~~W~~	6,560	7,088
Severance benefits		157	152
Share-based payment expenses (*)		4,040	2,545
	~~W~~	10,757	9,785

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(g) Shinhan Securities Co., Ltd., the subsidiary, acquired bonds of both ~~W~~ 360 billion and ~~W~~ 378 billion issued by the Company for the years ended December 31, 2023 and 2022, respectively.

(h) As of the December 31, 2023, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

34. subsequent events

To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 150 billion based on the resolution of the board of directors on February 8, 2024.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2023 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on ICFR Design and Operation Framework.

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information, and our report dated March 4, 2024 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘ICFR Operating Status Report by CEO and IAM.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'ICFR Evaluation and Reporting Best Practice Guideline' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

March 4, 2024

JIN, Ok Dong ( )

Chief Executive Officer

CHUN, Sang Yung ( )

Internal Accounting Manager